                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

      For the fiscal year ended: December 31, 2004

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

      For the transition period from _____________ to ________________

      Commission File Number: 1-11024

      A. Full title of plan and address of the plan if different from that of the issuer named below:

                     CLARCOR 401(k) Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CLARCOR Inc.
                           840 Crescent Centre Drive
                           Suite 600
                           Franklin, TN 37067

                                 CLARCOR 401(k)
                            RETIREMENT SAVINGS PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                   AS OF AND FOR THE YEARS ENDED
                                                      DECEMBER 31, 2004 AND 2003

                                 CLARCOR 401(k)
                            RETIREMENT SAVINGS PLAN

                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                                   AS OF AND FOR THE YEARS ENDED
                                                      DECEMBER 31, 2004 AND 2003

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                                        CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

    Horne LLP                                                           3
    BDO Seidman, LLP                                                    4

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits                     5
    Statements of Changes in Net Assets Available for Benefits          6
    Notes to Financial Statements                                    7-11

SUPPLEMENTAL SCHEDULE

    Schedule of Assets (Held at End of Year)                           12

CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS:

    Horne LLP                                                          14
    BDO Seidman, LLP                                                   15

Note: Supplemental schedules required by the Employee Retirement Income Security
      Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.

(HORNE LLP LOGO)


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         To the Plan Committee of the CLARCOR 401(k) Retirement Savings Plan

         We have audited the accompanying statement of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

         /s/ HORNE LLP

         Nashville, Tennessee
         June 10, 2005

[BDO LOGO]       BDO Seidman, LLP               233 N. Michigan Ave., Suite 2500
                 Accountants and Consultants    Chicago, Illinois 60601
                                                Telephone: (312) 856-9100
                                                Fax: (312) 856-1379



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Committee of the CLARCOR 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the CLARCOR 401(k) Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                                                /s/ BDO SEIDMAN, LLP
                                                --------------------------


Chicago, Illinois
May 26, 2004

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,                                                        2004             2003
------------                                                ------------     ------------

ASSETS

INVESTMENTS, at fair value
     Common/collective trust                                $ 11,238,015     $ 21,591,076
     Mutual funds                                             31,542,724       57,780,952
     CLARCOR Inc. common stock fund                            3,316,241        6,028,727
     Participant loans                                         1,132,233        2,262,247
                                                            ------------     ------------

Total investments                                             47,229,213       87,663,002
                                                            ------------     ------------

RECEIVABLES
      Employer contributions                                      39,105               --
      Participant contributions                                  227,922               --
                                                            ------------     ------------
Total Receivables                                                267,027
                                                            ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $ 47,496,240     $ 87,663,002
                                                            ============     ============

                                 See accompanying notes to financial statements.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,                                                        2004              2003
-----------------------                                                ------------      ------------

ADDITIONS
     Investment income
         Interest income from common/collective trust                  $    425,779      $    898,619
         Dividend income from CLARCOR Inc. common stock fund                 22,118            46,751
         Interest income from participant loans                              69,327           174,482
         Dividend income from mutual funds                                  921,388         1,210,441
                                                                       ------------      ------------

Total interest and dividends                                              1,438,612         2,330,293
                                                                       ------------      ------------

         Net appreciation  in fair value of
           Mutual funds                                                   2,171,750         9,470,241
           CLARCOR Inc. common stock fund                                   670,330         1,555,290
                                                                       ------------      ------------

Total net appreciation                                                    2,842,080        11,025,531
                                                                       ------------      ------------

Total investment income                                                   4,280,692        13,355,824
                                                                       ------------      ------------

     Contributions
         Employer                                                           433,694         1,431,327
         Participant                                                      2,181,331         5,284,039
         Rollover                                                           448,062           224,493
         Other additions                                                        283                --
                                                                       ------------      ------------

Total contributions                                                       3,063,370         6,939,859
                                                                       ------------      ------------

TOTAL ADDITIONS                                                           7,344,062        20,295,683
                                                                       ------------      ------------

DEDUCTIONS
     Benefits paid to participants                                        1,280,678         6,042,529
     Transfers out to CLARCOR 401(k) Plan                                46,227,506                --
     Administrative fees                                                      2,640             7,760
                                                                       ------------      ------------

TOTAL DEDUCTIONS                                                         47,510,824         6,050,289
                                                                       ------------      ------------
NET INCREASE (DECREASE)                                                 (40,166,762)       14,245,394

NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year                  87,663,002        73,417,608
                                                                       ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS, at end of year                      $ 47,496,240      $ 87,663,002
                                                                       ============      ============

                                 See accompanying notes to financial statements.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN        The following brief description of the
                                    CLARCOR Inc. (the "Company") 401(k)
                                    Retirement Savings Plan (the "Plan") is
                                    provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

         GENERAL                    The Plan is a defined contribution plan.
                                    Effective January 1, 2004, the Plan was
                                    restated and amended to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                    Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan, up to the Internal Revenue Code limitations. Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant's compensation, and may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 3% of pretax compensation that a participant contributes to the Plan.

         PARTICIPANT ACCOUNTS       Each participant's account is credited with
                                    the participant's contribution and
                                    allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined.
                                    The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
                                    Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust,
                                    Company common stock and 11 mutual funds as investment options for participants.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


         VESTING Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is vested as follows:

                           Total years of service                       Vested Percentage
                           ----------------------                       -----------------

                           1                                                           0%
                           2                                                           0%
                           3                                                         100%

         PARTICIPANT LOANS          Participants may borrow from their accounts
                                    a minimum of $1,000 and participants may have only one loan outstanding. Loans are repaid through payroll deductions with principal and interest being credited to the participants' account balances. Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed
                                    15 years. The loans are secured by the
                                    balance in the participant's account and bear interest at the prime rate plus 2% at the time of the loan.

         PAYMENT OF BENEFITS        Upon termination of service, death,
                                    disability or retirement, participants, or their beneficiaries, will receive lump-sum benefit payments. Benefits paid are equal to the value of the participant's vested interest in his or her account.

                                    Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings. Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


         FORFEITED ACCOUNTS         Forfeitures are used to reduce future
                                    Company contributions. Approximately $54,569 and $76,962 were used to reduce Company contributions during 2004 and 2003, respectively.

         ADMINISTRATIVE EXPENSES    The Company pays substantially all of the
                                    Plan's administrative expenses.

2.       SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

         BASIS OF ACCOUNTING        The financial statements of the Plan are
                                    prepared under the accrual method of
                                    accounting.

         USE OF ESTIMATES           The preparation of financial statements in
                                    conformity with generally accepted
                                    accounting principles requires Plan
                                    management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES    The Plan provides for various investment
                                    options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


         INVESTMENT VALUATION       The Plan's investments are stated at fair
                                    value. Quoted market prices are used to
                                    value investments. Shares of mutual funds and shares of the common/collective trust are valued at the net asset value of shares or units held by the Plan at year end. The
                                    Company common stock fund is valued at the year end unit closing price, based on the quoted market price of the Company common stock plus uninvested cash. Participant loans are valued at cost which approximates fair value.

         PAYMENT OF BENEFITS        Benefits are recorded when paid.

3.       SIGNIFICANT INVESTMENTS    The fair value of individual investments
                                    that represent 5% or more of the Plan's net assets are as follows:

                                    December 31,                                         2004             2003
                                    ------------                                 ------------     ------------

                                    CLARCOR Inc. common stock fund               $  3,316,241     $  6,028,727
                                    Vanguard 500 Index Fund                        11,732,801       20,362,495
                                    Vanguard U.S. Growth Fund                               *        4,689,615
                                    Vanguard Intermediate Term
                                        Investment Grade                            2,418,378                *
                                    Vanguard Wellington Fund                        8,272,342       13,394,381
                                    Vanguard Windsor II Fund                        3,336,411        4,741,372
                                    Vanguard Retirement Savings Trust              11,238,015       21,591,076
                                                                                 ------------     ------------

                                    * Value not greater than 5% of net assets.

4.       RELATED-PARTY              The Plan invests in shares of mutual funds
         TRANSACTIONS               managed by an affiliate of Vanguard
                                    Fiduciary Trust Company. Vanguard Fiduciary
                                    Trust Company acts as trustee for only those investments as defined by the Plan.
                                    Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                                    CLARCOR Inc. common stock fund contains
                                    shares of common stock issued by the
                                    Company. The Company is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

5.       PLAN TERMINATION           Although it has not expressed any intent to
                                    do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become
                                    100% vested in their employer contributions.

6.       TAX STATUS                 The Internal Revenue Service has determined
                                    and informed the Company by a letter dated
                                    April 8, 2002 that the Plan and related
                                    trust is designed in accordance with
                                    applicable sections of the Internal Revenue
                                    Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

                                                                  CLARCOR 401(k)
                                                         RETIREMENT SAVINGS PLAN

                                        SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                                                 EIN: 36-0922490
                                                                Plan Number: 009
                                                                       Form 5500

December 31,                                                                                                      2004
------------                                                                                            --------------
                                                                                                             (e)
                                                                                                           CURRENT
                                                                                                           VALUE AT
                              (b)                                       (c)                  (d)         DECEMBER 31,
(a)                    IDENTITY OF ISSUER                    DESCRIPTION OF INVESTMENT       COST            2004
---                    ------------------                    -------------------------       ----       --------------

  *   CLARCOR INC. COMMON STOCK FUND                      COMPANY COMMON STOCK               (a)        $    3,316,241

  *   VANGUARD RETIREMENT SAVINGS TRUST                   COMMON/COLLECTIVE TRUST            (a)            11,238,015

  *   VANGUARD PRIME MONEY MARKET FUND                    MUTUAL FUND                        (a)               491,578

  *   VANGUARD EXPLORER FUND                              MUTUAL FUND                        (a)               905,851

  *   VANGUARD WELLINGTON FUND                            MUTUAL FUND                        (a)             8,272,342

  *   VANGUARD INTERMEDIATE TERM INVESTMENT GRADE         MUTUAL FUND                        (a)             2,418,378

  *   VANGUARD INTERMEDIATE TERM TREASURY FUND            MUTUAL FUND                        (a)               759,833

  *   VANGUARD 500 INDEX FUND                             MUTUAL FUND                        (a)            11,732,801

  *   VANGUARD WINDSOR II FUND                            MUTUAL FUND                        (a)             3,336,411

  *   VANGUARD U.S. GROWTH FUND                           MUTUAL FUND                        (a)             1,539,931

  *   VANGUARD INTERNATIONAL GROWTH FUND                  MUTUAL FUND                        (a)             1,027,693

  *   VANGUARD SMALL CAP INDEX FUND                       MUTUAL FUND                        (a)               376,400

  *   VANGUARD MID CAP INDEX FUND                         MUTUAL FUND                        (a)               681,506

  *   PARTICIPANT LOANS                                   LOANS TO PARTICIPANTS              --              1,132,233
                                                                                                        --------------

                                                                                                        $   47,229,213
                                                                                                        ==============

*Represents party-in-interest

(a) The cost of participant-directed investments is not required to be disclosed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CLARCOR 401(k) Retirement Savings Plan

Dated:   June 29, 2005                      By: /s/ David J. Lindsay
                                                David J. Lindsay
                                                Chairman, CLARCOR Inc.
                                                401(k) Plan Committee
                                                as Plan Administrator

INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1          Consent of Independent Registered Public Accounting Firms

 23.1(a)       Consent of Horne LLP

 23.1(b)       Consent of BDO Seidman, LLP